KPMG
	KPMG LLP	Telephone	617 988 1000
	99 High Street	Fax	617 507 8321
	Boston, MA 02110-2371	Internet	www.us.kpmg.com

March 12, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Capital Crossing Preferred Corporation (the “Company”) and, under the date of January 30, 2007, we reported on the financial statements of The Company as of and for years ended December 31, 2006 and 2005. On March 8, 2007, we were dismissed. We have read Capital Crossing Preferred Corporation’s statements included under Item 4/01 of its Form 8-K dated March 12, 2007, and we agree with such statements, except we are not in a position to agree or disagree with the Company’s statements in the first paragraph of item 4.01.

Very truly yours,

/s/ KPMG LLP

KPMG LLP